UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: May 18, 2010	By	/S/ FRANK NGAI CHI CHAN
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

2

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

First Quarter 2010 Financial Results

New York, May 18, 2010 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2010.

Highlights for First Quarter 2010

•	Total revenues decreased by 73.5% year-to-year and remained stable quarter-on-quarter at RMB72.2 million (US$10.6 million).

•	Gross loss amounted to RMB34.1 million (US$5.0 million), compared to a gross profit of RMB27.7 million for the first quarter of 2009 and a gross loss of RMB32.1 million for the fourth quarter of 2009.

•

Loss from operations amounted to RMB66.3 million (US$9.7 million), compared to a profit from operations of RMB1.7 million for the first quarter of 2009 and a loss from operations of RMB78.4 million for the fourth quarter of 2009.

•	Net loss amounted to RMB62.9 million (US$9.2 million), compared to a net loss of RMB2.3 million for the first quarter of 2009 and a net loss of RMB90.2 million for the fourth quarter of 2009.

•

Net loss excluding share-based compensation (non-GAAP) amounted to RMB57.4 million (US$8.4 million), compared to a net profit of RMB8.0 million for the first quarter of 2009 and a net loss of RMB84.9 million for the fourth quarter of 2009. (Note 1)

•	Sales volume of biodiesel decreased by 75.4% year-to-year and by 0.1% quarter-on-quarter to 15,560 tons.

•	Average selling price of biodiesel increased by 8.7% year-to-year and by 1.6% quarter-on-quarter to RMB4,351 (US$637.4) per ton.

•	Annual biodiesel production capacity increased by 110,000 tons (or approximately 33 million gallons) year-to-year and remained stable quarter-on-quarter at 450,000 tons.

•	Cash balance amounted to RMB534.0 million (US$78.2 million) with no bank borrowings as of March 31, 2010.

(in US$ thousands, except per share data and operating data)		Three Months Ended
		March 31, 2009	December 31, 2009	March 31, 2010
		(Note 2)	(Note 2)	(Note 2)
Revenues		39,957	10,581	10,583
Gross profit (loss)		4,064	(4,700)	(4,999)
Income (loss) from operations		248	(11,484)	(9,718)
Net loss		(339)	(13,213)	(9,212)

Net loss per ordinary share - Diluted		(0.002)	(0.079)	(0.055)
Net loss per ADS - Diluted		(0.004)	(0.158)	(0.110)
Non-GAAP net income (loss) per ADS – Diluted (Note 1)		0.014	(0.149)	(0.101)

Gross profit (loss) margin (Note 3)		10.2%	(44.4)%	(47.2)%
Operating profit (loss) margin (Note 3)		0.6%	(108.5)%	(91.8)%
Net loss margin (Note 3)		(0.9)%	(124.9)%	(87.0)%
Non-GAAP net income (loss) margin (Note 1)		2.9%	(117.6)%	(79.5)%

Sales volume of biodiesel (Note 4)	tons	63,290	15,581	15,560
Average selling price of biodiesel (Note 4)	RMB/ton	4,003	4,282	4,351
Sales volume of biodiesel by-products	tons	5,888	2,708	2,355
Average selling price of biodiesel by-products	RMB/ton	3,289	2,055	1,925

Note 1: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this announcement. All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this press release.

Note 2: Translation from RMB into US$ at RMB6.8258 to US$1.00, see “Currency Convenience Translation” below.

Note 3: Gross profit (loss) margin, operating profit (loss) margin and net loss margin represent gross profit (loss), income (loss) from operations and net loss, respectively, divided by revenues.

Note 4: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

“Although China’s diesel market is showing signs of a slow recovery, challenging market conditions and continued uncertainty over resolution of the consumption tax issue impacted Gushan’s first quarter results,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “In response, Gushan continues to refocus its sales strategy to supplying the chemical industry, which now accounts for over 70% of the Company’s sales in terms of biodiesel sales volume, and is continuing to seek opportunities to leverage its strong balance sheet through strategic investments in the energy and/or environmental sectors.”

Financial Results for the First Quarter 2010

Revenues

The Company’s revenues amounted to RMB72.2 million (US$10.6 million) for the first quarter of 2010, representing a decrease of 73.5% from RMB272.7 million for the first quarter of 2009 and remained stable as compared to RMB72.2 million for the fourth quarter of 2009. The decrease in revenues on a year-to-year basis was mainly due to a decrease in the sales volume of both biodiesel and biodiesel by-products and a decrease in average selling price of the Company’s biodiesel by-products.

The sales volume of biodiesel amounted to 15,560 tons for the first quarter of 2010, representing a decrease of 75.4% from 63,290 tons for the first quarter of 2009 and a slight decrease of 0.1% from 15,581 tons for the fourth quarter of 2009.

The average selling price of biodiesel was RMB4,351 (US$637.4) per ton for the first quarter of 2010, representing an increase of 8.7% from RMB4,003 per ton for the first quarter of 2009 and a slight increase of 1.6% from RMB4,282 per ton for the fourth quarter of 2009.

The sales volume of biodiesel by-products amounted to 2,355 tons for the first quarter of 2010, representing a decrease of 60.0% from 5,888 tons for the first quarter of 2009, and a decrease of 13.0% from 2,708 tons for the fourth quarter of 2009.

The average selling price of biodiesel by-products was RMB1,925 (US$282.0) per ton for the first quarter of 2010, representing a decrease of 41.5% from RMB3,289 per ton for the first quarter of 2009 and a decrease of 6.3% from RMB2,055 per ton for the fourth quarter of 2009.

The year-to-year decrease in the sales volume of biodiesel was mainly due to the temporary suspension of operations at the Company’s Fujian plant since the second quarter of 2009 and the Company’s strategy, as previously announced, to shift its major sales channels from the refined oil market to the chemical market. Fujian Gushan suspended production beginning April 19, 2009 due to road maintenance which restricted access to the plant by the Company’s suppliers and customers. Additionally, as previously announced, Gushan’s management decided to extend the suspension of operations at Fujian Gushan to seek to minimize operating cash outflows that would result from the contingent assessment of consumption tax from a local tax bureau. As of the date of this announcement, Fujian Gushan has not resumed production.

Furthermore, to seek to mitigate the potential adverse impact from the consumption tax issue, the Company is continuing its efforts in expanding alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which are not subject to consumption tax, while reducing its sales of biodiesel to the refined oil market. This strategy contributed in part to the year-to-year decrease in the sales volume of biodiesel because the size of the Company’s customer base in the chemical industry was smaller than that of the refined oil market. However, the proportion of biodiesel sold to the chemical market continued to increase from 13.2% of the total volume of biodiesel sold in the first quarter of 2009 to 65.4% in the fourth quarter of 2009 and to 70.5% in the first quarter of 2010.

The year-to-year increase in the average selling price of biodiesel was attributed to improved conditions in the refined oil market in the PRC since the decline in the market price of diesel in China, which began in the fourth quarter of 2008 and continued throughout the first and second quarters of 2009, resulting from a significant decrease in global oil prices and the rapid contraction of China’s industrial production amid the global financial crisis. The average selling price of biodiesel began to increase gradually from the third quarter of 2009.

The average selling prices of biodiesel by-products decreased on both a year-to-year and sequential quarterly basis mainly as a result of a change in the composition of sales volume of individual biodiesel by-products. The selling prices of individual biodiesel by-products decreased slightly on both a year-to-year and sequential quarterly basis.

Cost of Revenues

Cost of revenues for the first quarter of 2010 totaled RMB106.4 million (US$15.6 million), representing a decrease of 56.6% from RMB245.0 million for the first quarter of 2009 and an increase of 2.0% from RMB104.3 million for the fourth quarter of 2009.

Cost of revenues included a provision for consumption tax of RMB4.3 million (US$0.6 million) for the first quarter of 2010 as compared to nil for the first quarter of 2009 and RMB5.1 million for the fourth quarter of 2009. The provision for consumption tax was made on a basis of RMB0.8 per liter for 5.4 million liters and 6.3 million liters of biodiesel products sold as a refined oil product by the Company for the first quarter of 2010 and for the fourth quarter of 2009, respectively. As previously disclosed, in April 2009, the State Administration of Taxation (“SAT”) of Fujian Province (“Fujian SAT”) and Fujian Municipal Finance Bureau jointly issued a written proposal to the State Administration of Taxation of the PRC (“PRC SAT”) requesting that biodiesel products that do not contain diesel content be exempted from consumption tax. As of the date of this announcement, the PRC SAT has not replied to this proposal. Although the Company did not pay consumption tax for its sales of biodiesel products during 2009 and the first quarter of 2010, the Company made a provision for the tax for these periods. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in favor of the Company.

Excluding the factor of consumption tax, cost of revenues for the first quarter of 2010 decreased by 58.3% from the first quarter of 2009 and increased by 2.8% from the fourth quarter of 2009. The decrease in cost of revenues on a year-to-year basis was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. The increase in cost of revenues on a sequential quarterly basis was primarily attributable to an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 31.6% from RMB2,430 per ton for the first quarter of 2009 and by 5.1% from RMB3,043 per ton for the fourth quarter of 2009 to RMB3,197 (US$468.4) per ton in the first quarter of 2010. The increases in costs of feedstock were caused by the increase in the Company’s suppliers’ costs which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their suppliers.

Gross Profit (loss)

The Company’s gross loss for the first quarter of 2010 totaled RMB34.1 million (US$5.0 million), compared to a gross profit of RMB27.7 million for the first quarter of 2009 and a gross loss of RMB32.1 million for the fourth quarter of 2009. The Company’s gross loss margin was 47.2%, 6.0% of which was attributable to the provision for consumption tax for the first quarter of 2010, compared to a gross profit margin of 10.2% for the first quarter of 2009 and a gross loss margin of 44.4%, 7.0% of which was attributable to the provision for consumption tax for the fourth quarter of 2010.

The decreases in gross profit margin on a year-to-year basis were mainly due to the general increase in the Company’s average unit costs of raw materials, the provision for consumption tax and an increase in average fixed production costs, resulting from a decrease in the production and sales volume of Gushan’s biodiesel and biodiesel by-products. The decrease in gross loss margin on a sequential quarterly basis was mainly due to the general increase in the Company’s average unit costs of raw materials. On a year-to-year and sequential quarterly basis, the average unit costs of the Company’s raw materials increased by 31.6% and 5.1%, respectively, in the first quarter of 2010, while the average selling prices of its biodiesel increased by 8.7% and 1.6%, respectively, during the same period.

Research and Development Expenses

Research and development expenses totaled RMB1.1 million (US$0.2 million) in the first quarter of 2010, representing a slight increase compared to RMB0.4 million for the first quarter of 2009 and a slight decrease compared to RMB1.5 million for the fourth quarter of 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the first quarter of 2010 totaled RMB17.1 million (US$2.5 million), representing a decrease from RMB25.4 million for the first quarter of 2009 and a decrease from RMB27.6 million for the fourth quarter of 2009.

The overall decrease on a year-to-year basis was mainly due to decreases in share-based compensation and professional fees. Share-based compensation for the first quarter of 2010 amounted to RMB5.3 million (US$0.8 million), representing a decrease from RMB9.4 million for the first quarter of 2009, primarily due to the fact that amounts of share-based compensation recognized are declining as options become vested over the vesting period. Professional fees totaled RMB2.1 million (US$0.3 million), representing a decrease from RMB4.9 million in the first quarter of 2009, as a result of reductions of fees charged by some of our professional service providers when their service contracts were renewed during 2009 and the different timeframe in which such professional service providers provided services between 2009 and 2010 to the date of this press release.

The overall decrease on a sequential quarterly basis was mainly due to the decrease in staff costs which amounted to RMB3.3 million (US$0.5 million) for the first quarter of 2010, compared to RMB12.9 million for the fourth quarter of 2009. Staff costs in the fourth quarter of 2009 were higher than staff costs in the first quarter of 2010 primarily resulting from the year-end bonus of RMB9.8 million to all levels of employees in the fourth quarter of 2009.

Other Operating Expenses

Other operating expenses consisted of depreciation of buildings and machinery and salary to factory workers during the periods in which the Company suspended or deferred production due to the consumption tax issue. The Company suspended production in Fujian Gushan starting in June 2009 and, although construction of the production facilities for Chongqing Gushan and Hunan Gushan were completed in 2009, the Company deferred the commencement of production at these plants due to the consumption tax issue. If these suspensions and deferrals had not occurred, these expenses would have been classified as cost of revenues.

Other Income (Expense)

Other income (expense) primarily consists of interest income, foreign currency exchange gain (loss), net and other expenses, net. Interest income for the first quarter of 2010 amounted to RMB0.3 million (less than US$0.1 million), representing a decrease from RMB1.0 million for the first quarter of 2009 and remained stable as compared to RMB0.3 million for the fourth quarter of 2009. The decrease on a year-to-year basis was mainly due to a decrease in interest rates for cash deposited in commercial banks and a decrease in the Company’s cash balance. Other (expense) income, net included, among others, income from the Company’s depositary bank, which are normally received in the last quarter of each year and amortized over the contract periods and a provision for business tax on intercompany advances among companies in the PRC.

Income Tax (Expense) Benefit

Income tax (expense) benefit primarily consisted of Corporate Income Tax (“CIT”), a provision for dividend withholding tax and other withholding tax during the current and comparative periods.

CIT for the first quarter of 2010 amounted to RMB0.5 million (US$0.1 million), representing a decrease from RMB4.1 million for the first quarter of 2009 and a decrease from RMB3.7 million for the fourth quarter of 2009. The decrease in CIT on a year-to-year basis was mainly due to the losses incurred by the Company’s PRC operating subsidiaries. The decrease in CIT on a sequential quarterly basis was mainly due to the fact that certain amounts of deferred tax were derecognized in the fourth quarter of 2009.

According to the new corporate income tax law (“New CIT Law”) and its relevant regulations, which came into effect from January 1, 2008, PRC-resident enterprises are levied withholding tax at a rate of 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Mainland China/HKSAR DTA”) and Guoshuihan [2009] No. 601on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”), a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. Pursuant to Circular 601, a beneficial owner under a tax treaty is determined not purely by its place of legal registration but also by other factors which depend on the specific facts and circumstances and significant judgment may be involved.

Although the Company intends to apply for the reduced withholding tax rate of 5% in future when dividends for the earnings accumulated by its PRC operating subsidiaries beginning on January 1, 2008 are wired out of the PRC, the Company made a 10% provision on such undistributed earnings to accommodate for the application of the relevant tax laws. If the local SATs approve a reduced withholding tax rate of 5% when dividends are actually wired out of the PRC, any excess provision will be reversed in subsequent financial statements. The Company made a provision write-back of RMB4.2 million (US$0.6 million) for the first quarter of 2010, compared to a provision of RMB1.0 million for the first quarter of 2009 and RMB9.3 million for the fourth quarter of 2009, in respect of the dividend withholding tax.

Net Loss

The Company’s net loss amounted to RMB62.9 million (US$9.2 million) for the first quarter of 2010, compared to a net loss of RMB2.3 million for the first quarter of 2009 and a net loss of RMB90.2 million for the fourth quarter of 2009.

Net loss excluding share-based compensation expenses (non-GAAP) amounted to RMB57.4 million (US$8.4 million) for the first quarter of 2010, compared to a net income of RMB8.0 million for the first quarter of 2009 and a net loss of RMB84.9 million for the fourth quarter of 2009.

Financial Condition

As of March 31, 2010, the Company had working capital of RMB390.0 million (US$57.1 million), reflecting total current assets of RMB603.0 million (US$88.3 million) and total current liabilities of RMB213.0 million (US$31.2 million). Of the total current assets, the Company had RMB534.0 million (US$78.2 million) in cash, represented by RMB137.7 million, HK$19.5 million and US$0.3 million deposited in licensed commercial banks in the PRC and HK$1.2 million and US$55.1 million deposited in licensed commercial banks in Hong Kong. Up to the date of this press release, the Company does not have any positions or commitments in respect of structured financial products.

Recent Events

Fujian Gushan and Handan Gushan Have Obtained Comprehensive Utilization of Resources Verification Certificate

Fujian Gushan and Handan Gushan obtained Comprehensive Utilization of Resources Verification Certificate (“Certificate”) in December 2009 and January 2010, respectively. Both Fujian Gushan and Handan Gushan are currently in the process of applying for the entitlement of Value-added Tax (“VAT”) refund and reduction in taxable income. An enterprise must obtain this Certificate before it may apply for (i) a VAT refund applicable to enterprises that produce biodiesel by making use of wasted animal oil or plant oil to the extent of not less than 70% as their raw materials, and (ii) a 10% reduction in taxable income for enterprises that make use of wasted biomass oil or wasted lubricant as 100% of their raw materials. As of the date of this press release, Shanghai Gushan, Beijing Gushan, Fujian Gushan and Handan Gushan have each obtained this Certificate and Sichuan Gushan has made application for, but not yet obtained, this Certificate.

Intellectual Property

On February 23, 2010, the Company obtained an invention patent (patent no. US 7,667,060 B2) for one of our biodiesel production methods, granted by the United States Patent and Trademark Office. This patent is effective from April 25, 2008 to September 13, 2028 and is held by Sichuan Gushan.

Suspension of the Shanghai Plant

Due to recent heightened enforcement of control measures (“Control Measures”) relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government in preparation for the hosting of the Expo 2010 Shanghai China, the Company has temporarily suspended operations at its Shanghai plant from April 15, 2010 to October 31, 2010. Such Control Measures will be effective from April 15, 2010 until November 15, 2010, however, the Company plans to resume production at its Shanghai plant, to the extent possible under the Control Measures. The Control Measures require that, among others, the production of poisonous chemicals be suspended (unless produced pursuant to a special permit), the transportation of poisonous chemicals be escorted by security companies, all vehicles carrying hazardous chemicals possess special permits to operate within the Shanghai area, and all vehicles carrying flammable chemicals, even with a special permit, be prohibited from operating from 10:00 a.m. to 4:00 p.m. during the period from June 15, 2010 to October 15, 2010. As a result of such Control Measures, Gushan believes that its ability to deliver its biodiesel and biodiesel by-products to its customers and the ability of its suppliers to deliver raw materials to the Shanghai plant have been and will continue to be materially and adversely affected. As a result of this suspension, based on current circumstances, Gushan expects that the total 2010 biodiesel production volume of its Shanghai plant will be reduced significantly, which it anticipates will reduce its overall production levels for the year. For the first quarter of 2010, Shanghai plant’s sales volume accounted for approximately 30.7% of the Company’s total sales volume.

Business Outlook for Fiscal Year 2010

The first quarter of 2010 continued to be a challenging one for Gushan principally due to the low production and sales volume of biodiesel as a result of the uncertainty over the consumption tax issue, which at this date remains unresolved.

During the first quarter of 2010, the Company’s average biodiesel selling prices continued to slightly improve over the previous sequential quarter as demand for diesel in China continued its slow recovery in conjunction with the economic recovery in China and globally. Going forward, the Company expects this trend to continue so long as the global economy and China’s economy continue to recover. The Company will continue with its efforts in diversifying its source of raw materials by entering into long-term fixed-price/cost-plus supply contracts to combat the continued steady rise in raw material costs.

As of this date, the Company’s situation with regards to the consumption tax issue remains unchanged from the previous sequential quarter, as the Company has not received clarification from the PRC SAT on the issue. Currently, production at Fujian Gushan remains suspended and the Company has not commenced production at its Chongqing and Hunan plants pending clarification of the consumption tax issue. To date, other than Fujian Gushan and Sichuan Gushan, none of the Company’s production plants have received consumption tax assessments. However, no assurance can be given that Gushan will not receive such assessments for its other plants. If at any time such request is received, Gushan will evaluate the appropriateness of a suspension of production at additional plants on a case-by-case basis. The Company is continuing its efforts to expand alternative sales channels, including sales to the chemical industry, and to develop new products for the chemical industry to seek to mitigate the potential adverse impact from the consumption tax issue. However, no assurance can be given that these efforts will be successful.

Gushan is still on track to reach 500,000 tons of biodiesel production capacity by the first half of 2010 after the completion of the additional plant in Sichuan, which will add an additional annual production capacity of 50,000 tons. In order to operate our Sichuan production facilities more efficiently, the Company is considering relocating its existing 60,000 ton production facilities to the site where the additional 50,000 ton plant will be located. Although such relocation may result in suspending the existing 60,000 ton production facilities for three to four months and its business and operating results for 2010 may be adversely affected, Gushan believes that such relocation will be beneficial to the Company in the long term. Gushan expects that the recovery of diesel demand and hence biodiesel selling prices will continue to be slow, and that these conditions, together with the uncertainty of the consumption tax issue, are expected to continue to adversely affect Gushan’s profitability and cash flow generation in the short term. As such, Gushan is continuing its efforts in seeking opportunities to invest in businesses in the energy and/or environmental sector.

Interim Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this press release have been prepared by management using U.S. GAAP. These interim financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2009 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the purpose of reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of March 31, 2010, which was RMB6.8258 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its first quarter 2010 earnings conference call at 8:30 am U.S. Eastern Time (8:30 pm Beijing / Hong Kong Time) on May 18, 2010.

Dial-in details for the earnings conference call are as follows:

US Toll Free Number	1.866.783.2140
US Toll Number: (for international callers)	1.857.350.1599
Hong Kong Toll Number	852. 3002 1672
Hong Kong Toll Free Number	800.96.3844
China Toll Free Number	10.800.130.0399
UK Toll Free Number	00.800.280.02002
UK Toll Number (for international callers)	44.207.365.8426
Passcode:	55918882

A replay of the call will be available on the same day at 10:30 a.m. U.S. Eastern Time (or 10:30 p.m. Hong Kong Time) until May 25, 2010 and may be accessed by phone at the following numbers.

US Toll Free Number:	1. 888.286.8010
US Toll Number: (for international callers)	1.617.801.6888
Passcode:	62527038

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The Company produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 450,000 tons. The Company’s Sichuan, Hebei and Beijing production facilities are currently in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net income (loss) excluding share-based compensation, basic and diluted net income (loss) per ADS excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation, and basic and diluted earnings per share and per ADS excluding share-based compensation is that these non-GAAP measures exclude share-based compensation that has been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES TO FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data and number of shares)

	Three Months Ended
	March 31, 2009	December 31, 2009	March 31, 2010
	RMB	RMB	RMB	US$
Revenues	272,741	72,226	72,239	10,583
Cost of revenues	(245,001)	(104,305)	(106,360)	(15,582)

Gross profit (loss)	27,740	(32,079)	(34,121)	(4,999)

Operating expenses
Research and development	(442)	(1,515)	(1,061)	(155)
Selling, general and administrative	(25,378)	(27,554)	(17,099)	(2,505)
Other operating expenses	(229)	(17,239)	(14,051)	(2,059)

Total operating expenses	(26,049)	(46,308)	(32,211)	(4,719)

Income (loss) from operations	1,691	(78,387)	(66,332)	(9,718)

Other income (expense):
Interest income	1,034	318	290	42
Foreign currency exchange gains (losses), net	58	(26)	(44)	(6)
Other (expense) income, net	(17)	3,308	(261)	(38)

Earnings (loss) before income tax	2,766	(74,787)	(66,347)	(9,720)
Income tax (expense) benefit	(5,083)	(15,405)	3,467	508

Net loss	(2,317)	(90,192)	(62,880)	(9,212)

Net loss per ordinary share
- Basic	(0.014)	(0.541)	(0.377)	(0.055)
- Diluted	(0.014)	(0.541)	(0.377)	(0.055)
Net loss per ADS
- Basic	(0.028)	(1.082)	(0.754)	(0.110)
- Diluted	(0.028)	(1.082)	(0.754)	(0.110)
Weighted average ordinary shares outstanding
- Basic	166,831,943	166,831,943	166,831,943	166,831,943
- Diluted	166,831,943	166,831,943	166,831,943	166,831,943
Weighted average ADS outstanding
- Basic	83,415,972	83,415,972	83,415,972	83,415,972
- Diluted	83,415,972	83,415,972	83,415,972	83,415,972
Share-based compensation expense included in:
Cost of revenues	718	(330)	162	24
Research and development expenses	168	(100)	37	6
Selling, general and administrative expenses	9,384	5,697	5,272	772

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2009	March 31, 2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash	571,188	534,021	78,236
Accounts receivable	2,414	1,954	286
Inventories	33,418	32,821	4,808
Prepaid expenses and other current assets	26,411	31,240	4,577
Income tax receivable	3,107	1,809	265
Deferred tax assets	1,192	1,191	174

Total current assets	637,730	603,036	88,346

Property, plant and equipment, net	1,641,096	1,605,409	235,197
Land use rights	85,384	84,986	12,451
Deferred tax assets	5,962	5,655	828
Other assets	8,957	6,939	1,017

Total assets	2,379,129	2,306,025	337,839

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	580	2,267	332
Accounts payable for property, plant and equipment	72,399	64,766	9,488
Accrued expenses and other payables	43,755	37,826	5,541
Provision for consumption tax	103,780	108,097	15,837
Income tax payable	1,925	—	—

Total current liabilities	222,439	212,956	31,198

Deferred tax liabilities	29,636	25,406	3,722
Income tax payable	10,207	9,375	1,374
Other non-current liabilities	19,984	18,957	2,777

Total liabilities	282,266	266,694	39,071

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	1,505,361	1,510,832	221,341
Accumulated other comprehensive loss	(47,756)	(47,879)	(7,014)
Retained earnings	639,257	576,377	84,441

Total shareholders’ equity	2,096,863	2,039,331	298,768

Total liabilities and shareholders’ equity	2,379,129	2,306,025	337,839

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	March 31, 2009	December 31, 2009	March 31, 2010
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss	(2,317)	(90,192)	(62,880)	(9,212)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	10,270	5,267	5,471	802
Depreciation	23,966	41,872	36,329	5,322
Land use rights expense	350	292	369	54
Loss on disposal of property, plant and equipment	44	24	—	—
Foreign currency exchange loss (gain), net	(58)	26	44	6
Deferred tax expense	1,004	8,562	(3,932)	(576)
Inventory write-downs	—	2,068	2,737	401
Provision for doubtful debts	—	—	14	2
Change in assets and liabilities
Accounts receivable	3,532	1,707	446	65
Inventories	5,717	4,625	(2,140)	(313)
Prepaid expenses and other current assets	(3,400)	(5,037)	(4,325)	(634)
Income tax receivable	(6,236)	(1,085)	1,298	190
Accounts payable	2,744	(1,849)	1,687	247
Accrued expenses and other payables	(7,641)	9,726	(5,923)	(868)
Income tax payable	(3,933)	(1,623)	(2,757)	(404)
Provision for consumption tax	—	5,080	4,317	633
Other non-current liabilities	(564)	9,890	(998)	(146)
Other assets	146	806	1,513	222

Net cash provided by (used in) operating activities	23,624	(9,841)	(28,730)	(4,209)

Cash flows from investing activities
Purchase of property, plant and equipment	(149,365)	(8,910)	(8,284)	(1,214)
Proceeds from disposal of property, plant and equipment	30	—	—	—
Payments for land use rights	(248)	(27)	—	—

Net cash used in investing activities	(149,583)	(8,937)	(8,284)	(1,214)

Net cash used in financing activities	—	—	—	—

Effect of foreign exchange rate changes on cash	122	(38)	(153)	(22)

Decrease in cash	(125,837)	(18,816)	(37,167)	(5,445)
Cash at beginning of period	963,228	590,004	571,188	83,681

Cash at end of period	837,391	571,188	534,021	78,236

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	Three Months Ended
	March 31, 2009	December 31, 2009	March 31, 2010
	RMB	RMB	RMB	US$

GAAP net loss	(2,317)	(90,192)	(62,880)	(9,212)
Share-based compensation	10,270	5,267	5,471	802

Non-GAAP net income (loss)	7,953	(84,925)	(57,409)	(8,410)

GAAP net loss per ADS - Basic	(0.028)	(1.082)	(0.754)	(0.110)
Share-based compensation per ADS - Basic	0.123	0.063	0.066	0.009

Non-GAAP net income (loss) per ADS - Basic	0.095	(1.019)	(0.688)	(0.101)

GAAP net loss per ADS - Diluted	(0.028)	(1.082)	(0.754)	(0.110)
Share-based compensation per ADS - Diluted	0.123	0.063	0.066	0.009

Non-GAAP net income (loss) per ADS - Diluted	0.095	(1.019)	(0.688)	(0.101)